UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 18, 2026, the Company announced the adoption of a Digital Asset Treasury (“DAT”) Strategy.

The DAT Strategy is intended to support the Company’s long-term capital resilience and strategic innovation objectives. In light of evolving global macroeconomic conditions, the Company intends to evaluate the potential inclusion of digital assets as part of its treasury reserve assets.

The Company expects that any implementation of the DAT Strategy will be subject to ongoing internal review, market conditions, regulatory considerations and board oversight. The Company has not committed to any specific allocation amount or timeline for acquiring digital assets.

The Company may provide further updates regarding the DAT Strategy if there are any material developments.

A press release dated March 18, 2026 announcing the corporate updates is included as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: March 18, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer